BAYFIELD VENTURES CORP.

Financial Statements

July 31, 2003

Index

BAYFIELD VENTURES CORP.

Balance Sheet

	July 31, 2003	October 31, 2002
ASSETS		
Current		
Cash	$ 1,227	$ 2,430
Marketable securities	60,300	11,000
Taxes recoverable	1,155	2,736
Prepaid expenses	146	146
	62,828	16,312
Mineral properties (note 4)	65,171	46,291
	$ 127,999	$ 62,603
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 15,335	$ 79,657
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital (note 5)	4,342,483	4,229,258
Contributed Surplus	15,510	-
Deficit	(4,245,329)	(4,246,312)
	112,664	(17,054)
	$ 127,999	$ 62,603

Commitments (note 9)

Approved by the Directors: Jim Pettit Donald Huston

The accompanying notes are an integral part of these financial statements.
Unaudited – Prepared by Management

BAYFIELD VENTURES CORP.

Statement of Operations and Deficit

	July 31, 2003 (3 months)	July 31, 2002 (3 months)	July 31, 2003 (9 months)	July 31, 2002 (9 months)
Expenses				
Accounting and legal	$ 1,227	$ 8,126	$ 4,139	$ 12,960
Conferences and conventions	-	50	-	50
Consulting fees	6,129	8,004	12,909	9,602
Interest and bank charges	342	646	6,310	846
Management fees	1,500	13,262	11,000	34,175
Office and administration	3,406	10,361	21,611	22,319
Rent	1,983	3,990	1,998	8,833
Shareholders' communication and promotion	262	4,255	3,470	9,631
Telephone	170	591	172	1,424
Transfer and filing fees	2,881	2,189	11,842	9,688
Travel	2,477	823	2,477	1,919
Operating loss before other items	(20,377)	(52,297)	(75,928)	(111,447)
Other items				
Interest income	7	61	41	2,008
Gain on disposition of mineral property option	-	11,000	72,950	11,000
Gain on sale of marketable securities	3,350	-	3,920	-
Net income (loss) for the period	(17,020)	(41,236)	983	(98,439)
Deficit, beginning of period	(4,228,309)	(4,147,592)	(4,246,312)	(4,079,389)
Deficit, end of period	$ (4,245,329)	$ (4,188,828)	$ (4,245,329)	$ (4,177,828)
Income (loss) per share	$ (0.004)	$ (0.012)	$ 0.001	$ (0.030)
Weighted average number of common shares outstanding	4,518,788	3,318,999	4,518,788	3,318,999

The accompanying notes are an integral part of these financial statements.
Unaudited – Prepared by Management

BAYFIELD VENTURES CORP.

Statement of Cash Flows

	July 31, 2003 (3 months)	July 31, 2002 (3 months)	July 31, 2003 (9 months)	July 31, 2002 (9 months)
Cash flows from (used in) operating activities				
Income (loss) for the period	$ (17,020)	$ (41,236)	$ 983	$ (98,439)
Items not affecting cash:				
Gain on disposition of mineral property option	-	-	(72,950)	-
Gain on sale of marketable securities	(3,350)	-	(3,920)	-
Stock-based compensation	-	-	15,510	-
Change in non-cash working capital:				
Decrease (increase) in taxes recoverable	383	(2,071)	1,581	(2,293)
Decrease in prepaid expenses	-	14,787	-	44,125
Increase (decrease) in accounts payable and accrued liabilities	3,909	44,744	(64,322)	44,214
	(16,078)	16,224	(123,118)	(12,393)
Cash flows from (used in) investing activities				
Acquisition of mineral property/recovery	-	2,000	(26,230)	(8,000)
Deferred exploration expenditures	-	(46,291)	-	(46,291)
Proceeds – sale of marketable securities	13,350	-	24,920	-
Option payment received	-	-	10,000	-
	13,350	(44,291)	8,690	(54,291)
Cash flows from financing activities				
Common shares issued for cash	325	11,900	113,975	36,900
Share issue expenses	-	-	(750)	(625)
	325	11,900	113,225	36,275
Increase (decrease) in cash	(2,403)	(16,167)	(1,203)	(30,409)
Cash, beginning of period	3,630	16,417	2,430	30,659
Cash, end of period	$ 1,227	$ 250	$ 1,227	$ 250

The accompanying notes are an integral part of these financial statements.
Unaudited – Prepared by Management

1. Nature and Continuance of Operations

Effective May 18, 2001, the Company changed its name from Glacier Resources Ltd. to Bayfield Ventures Corp. On the same date, the share capital of the Company was consolidated on a 3:1 basis.

Bayfield Ventures Corp. ("the Company") was incorporated under the laws of British Columbia, Canada, and is in the business of exploration and development of mineral properties. Currently, management of the Company is actively pursuing new business opportunities in the mining sector.

2. Change in Accounting Policies

In fiscal year 2002, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. The adoption of the new standard has no effect on the calculation of the Company's diluted earnings (loss) per share amounts of the current and prior years. Basic and diluted earnings (loss) per share figures were the same.

3. Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Marketable Securities

Marketable securities are valued at the lower of cost and net realizable value.

3. Significant Accounting Policies (continued)

(b) Mineral Properties

The Company records its mineral property interests at cost. All direct and indirect costs relating to the acquisitions of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the proven reserves available on the related property following commencement of production. Mineral properties, which are sold before that property reaches the production stage, will have all revenues from the sale of the property credited against the cost of the property. Properties, which have reached the production stage, will have a gain or loss calculated based on the portion of the property sold. Management has determined each property to represent a cost centre.

Ownership in mineral interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated the ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

(c) Option Agreement

From time to time, the Company may acquire or dispose of a property pursuant to the terms of an option agreement. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

(d) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(e) Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased. As at July 31, 2003 and October 31, 2002, there were no cash equivalents.

3. Significant Accounting Policies (continued)

(f) Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of *The Handbook of the Canadian Institute of Chartered Accountants*. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(g) Stock Based Compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange ("TSX-V"). Effective January 1, 2003, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the use of the fair value-based methodology for measuring compensation costs. The policy has been applied to awards granted on or after the date of adoption. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value-based method for employee awards.

4. Mineral Properties

The Company's mineral properties include the following acquisition and deferred exploration expenditures:

	July 31, 2003				October 31, 2002
	Acquisition Costs	Deferred Exploration Expenditures	Option Payments Received	Total	Total
Baird Township, Ontario	$ 30,350	$ 2,774	$ (30,350)	$ 2,774	$ 2,774
Gobi Region, Mongolia	43,517	-	-	43,517	43,517
Lac Letendre, Quebec	18,880	-	-	18,880	-
	$ 92,747	$ 2,774	$ (30,350)	$ 65,171	$ 46,291

4. **Mineral Properties** (continued)

(a) Baird Township, Red Lake District, Kenora Mining Division in Ontario

The Company has entered into an option agreement to earn a 100% interest in six mineral claims located in the Baird Township, Province of Ontario. Pursuant to the terms of the agreement, the Company must issue 100,000 of its common shares and make cash payments totalling $70,000 in stages to November 29, 2004.

The optionor will retain a 3% net smelter return royalty. The property is also subject to a 2% net smelter royalty retained by the original optionor.

As at July 31, 2003, the Company has paid $17,350 cash and has issued the 100,000 shares at a value of $13,000.

The Company granted an option to Skyharbour Developments Ltd. to acquire a 51% of its 100% interest in the six Baird Township claims. To earn its interest, Skyharbour is required to issue 100,000 of its common shares to the Company, incur exploration expenditures totalling $250,000 and pay 51% of the remaining cash obligations under the terms of the underlying option agreement. The agreement was amended to a 50% interest and to incur exploration expenditures totalling $190,000 by June 30, 2003. As consideration for these amendments Skyharbour is required to issue 435,000 common shares to the Company.

As at July 31, 2003, the Company received 535,000 shares at a value of $104,300 from Skyharbour Developments Ltd.

The Company and Skyharbour Resources Ltd. granted two options to Placer Dome (CLA) Limited to acquire a 51% interest and an additional 14% interest in their joint 100% interest in the six Baird Township claims. To earn its interest, Placer Dome is required to pay $20,000 ($10,000 to each Company) and incur exploration expenditures totalling $800,000 in stages to March 10, 2005.

As at July 31, 2003, the Company received the $10,000 cash.

(b) Gobi Region, Mongolia

The Company acquired a 100% interest in three Mineral Exploration Licenses (#4563X, #4564X, and #4571X) located in the Gobi Region of South Central Mongolia. The land package consists of 320,070 hectares (approximately 800,000 acres).

In consideration, the Company has agreed to pay to the transferor all costs associated with the granting of the specified licenses to the Company.

As at July 31, 2003, the Company had paid acquisition costs of $43,517.

4. **Mineral Properties** (continued)

(c) Lac Letendre, Quebec

The Company has acquired through staking a 25,000 acre block within the north-central Cape-Smith/Wakeham volcanic belt, Ungava Peninsula Quebec.

As at July 31, 2003, the Company had paid $18,880 in acquisition costs.

5. **Share Capital**

(a) Authorized: 100,000,000 common shares without par value

(b) Issued and fully paid:

	July 31, 2003		October 31, 2002	
	Number of Shares	Stated Capital	Number of Shares	Stated Capital
Common Shares				
Balance, beginning of period	3,815,574	$ 4,366,058	3,160,574	$ 4,297,558
Shares issued for cash:				
- pursuant to a private placement at $0.10 per share	1,000,000	100,000	500,000	50,000
- pursuant to exercise of stock options	-	-	150,000	18,000
- pursuant to exercise of warrants	107,500	13,975	-	-
Shares issued for private placement finders' fees	-	-	5,000	500
	4,923,074	4,480,033	3,815,574	4,366,058
Share issue expenses	-	(137,550)	-	(136,800)
Balance, end of period	4,923,074	$4,342,483	3,815,574	$4,229,258

(c) Escrow

At July 31, 2003, 7,407 (October 31, 2002 – 7,407) common shares of the Company were held in escrow by the Company's transfer agent. The release of these shares is subject to the direction or determination of the relevant regulatory authorities.

5. **Share Capital** (continued)

(d) Warrants

As at July 31, 2003, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows:

No. of Shares	Exercise Price	Expiry Date
350,000	$0.13	May 2,2004
100,000	$0.13	May 24, 2004
1,000,000	$0.10	January 30, 2005
1,450,000		

(e) Stock Options

As at July 31, 2003, the Company has granted directors and employees incentive stock options enabling the holders to acquire additional common shares as follows:

No. of Shares	Exercise Price	Expiry Date
139,719	$0.12	September 24, 2003
20,000	$0.11	May 15, 2004
180,500	$0.21	February 4, 2005
151,838	$0.17	May 7, 2005
492,057		

6. Income Taxes

The components of the future income tax assets are as follows:

		October 31, 2002
Future tax assets:		
Non-capital loss carry forwards	$	702,000
Unused cumulative Canadian exploration expenses		281,000
Unused cumulative Canadian development expenses		137,000
Unused cumulative foreign exploration and development expenses		112,000
		1,232,000
Less: valuation allowance		(1,232,000)
Total future income tax assets	$	-

6. Income Taxes (continued)

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

The Company has accumulated non-capital losses for income tax purposes of approximately $1,559,000. The losses expire in the following years:

2003	$ 268,000
2004	422,000
2005	221,000
2006	229,000
2007	129,000
2008	131,000
2009	159,000
	$ 1,559,000

The Company's unused Canadian exploration and development expenses totalling approximately $929,000 are also available to reduce Canadian taxable income earned in future years. These unused expenses can be carried forward indefinitely.

7. Non-cash Investing Activities

During the period ended July 31, 2003, the Company entered into the following non-cash transactions:

(a) Received 100,000 common shares from an optionee, at a value of $0.10 per share, as part of the consideration for granting a mineral property option interest (note 4(a))

(b) Received 335,000 common shares from an optionee, at a value of $0.18 per share, as part of the consideration for granting a mineral property option interest (note 4(a))

During the year ended October 31, 2002, the Company entered into the following non-cash transactions:

(a) Received 100,000 common shares from an optionee, at a value of $0.34 per share, as part of the consideration for granting a mineral property option interest (note 4(a))

(b) Issued 5,000 common shares at a value of $0.10 per share in settlement of a finder's fee.

8. Related Party Transactions

The aggregate amount of expenditures made to parties not at arm's length to the Company consist of the following:

Nine Months Ended July 31		2003		2002
Consulting fees paid to a director of the company and to a company controlled by a director of the Company.	$	12,400	$	3,000
Management fees paid to a company controlled by a director of the Company		9,500		22,500
	$	21,900	$	25,500

Included in accounts payable and accrued liabilities is $2,140 (October 31, 2002 - $8,025) owing to a Company controlled by a Director of the Company.

Management is of the opinion that the terms and conditions entered into are consistent with standard business practices.

9. Commitments

(a) The Company has entered into a cost sharing agreement to receive services, including office space, administration, filing and other support services. The agreement, in effect until January 1, 2004, is subject to automatic renewal unless terminated by either party on giving sixty days' notice. To date the agreement remains in good standing.

Current costs for these services totalled $1,181 (2002 - $8,586) and were based on a 15% administrative fee on reimbursed costs of $7,100 (2002 - $57,072).

(b) The Company has entered into a management service agreement on August 1, 2002 with a company controlled by a common director. The terms of the agreement require the Company to pay a monthly fee of $2,500 for a period of 12 months unless extended for a longer period by mutual agreement between the parties. Management fees were decreased to $2,000 per month for a three month period commencing November 1, 2002 and to $1,000 per month commencing March, 2003.

9. Commitments (continued)

(c) The Company has entered into a consulting services agreement on May 1, 2003 with a director. The terms of the agreement require the Company to pay a monthly fee of $1,000 for a period of 12 months unless extended for a longer period by mutual agreement between the parties.

10. Financial Instruments

The Company's financial instruments consist of cash, marketable securities, taxes recoverable and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

BAYFIELD VENTURES CORP.

Schedule of Deferred Exploration Expenditures

	July 31, 2003	October 31, 2002
Deferred exploration expenditures, beginning of period	$ 2,774	$ -
Accommodation	-	128
Administration services	-	246
Consulting	-	2,400
Deferred exploration expenditures, end of period	$ 2,774	$ 2,774

British Columbia
Securities Commission

QUARTERLY REPORT
FORM 51-901F

ISSUER DETAILS

BAYFIELD VENTURES CORP.
Y M D
[2003][0 7][3 1]

ISSUER'S ADDRESS
Suite #1490 – 885 West Georgia Street, P.O. Box 1048

CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE NO.
Vancouver, British Columbia   Fax: (604) 687-3119   Telephone: (604) 687-3376
[V 6 C] [3 E 8]

CONTACT NAME CONTACT'S POSITION CONTACT TELEPHONE NO.
Don Huston   President/Director   Telephone: (604) 687-3376

CONTACT EMAIL ADDRESS WEBSITE ADDRESS
dhuston@ninetyeight.com   www.bayfieldventures.com

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED
Y M D
[2003][0 9][1 8]   "Jim Pettit"

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED
Y M D
[2003][0 9][1 8]   "Don Huston"

BAYFIELD VENTURES CORP.
JULY 31, 2003
SCHEDULE "B"

1. (a) The aggregate amount of deferred exploration expenditures made during the current fiscal year-to-date is as follows:

Deferred Exploration Expenditures	***Opening Balance October 31, 2002***	***Baird Township, Ontario***	***Gobi Region, Mongolia***	***Closing Balance July 31, 2003***
Accommodation	$ 128	$ -	$ -	$ 128
Administration and office	55	-	-	55
Consulting	2,400	-	-	2,400
Mileage and gas	65	-	-	65
Reports and maps	126	-	-	126
	$ 2,774	$ -	$ -	2,774
The mineral property options consist of the following:				
Baird Township, Ontario				-
Gobi Region, Mongolia				43,517
Lac Letendre, Quebec				18,880
Total mineral properties				**$ 65,171**

(b) The aggregate amount of expenditures made to non-arm's length parties from the issuer consist of the following:

Consulting fees	**$ 12,400**
Management fees	**$ 9,500**

(c) The amounts in office and administration expense consist of the following:

Administration fees	$ 1,100
Office	705
Subscriptions, dues and education	2,802
Wages and benefits	17,004
	$ 21,611

(d) The amounts included in shareholders' communication and promotion expense consist of the following:

Advertising and promotion	$ 633
Promotion, food and entertainment	23
Shareholders' communication	2,814
	$ 3,470

Shareholders' communication consists of expenses paid to clearing houses for mailing in compliance with National Policy 41 and Standard and Poor's publication fees for financial coverage.

2. **(a)** During the quarter ended July 31, 2003, the following common shares were issued:

– 2,500 common shares were issued at $0.13 per share pursuant to the exercise of warrants, for total consideration of $325.

(b) During the quarter ended July 31, 2003, the following employee incentive stock options were granted:

DATE	*OPTIONEE*	*# OF OPTIONS GRANTED*	*EXERCISE PRICE*	*EXPIRY DATE*
May 7, 2003	Nancy Ackerfeldt	17,500	$0.17	May 7, 2005
May 7, 2003	Steve Figueroa	7,500	$0.17	May 7, 2005
May 7, 2003	Andrea Franicevic	7,500	$0.17	May 7, 2005
May 7, 2003	Karin Fredrich	10,000	$0.17	May 7, 2005
May 7, 2003	Don Huston	25,000	$0.17	May 7, 2005
May 7, 2003	Lyna Lee	7,500	$0.17	May 7, 2005
May 7, 2003	Shannon May	13,250	$0.17	May 7, 2005
May 7, 2003	Robert Paul	25,000	$0.17	May 7, 2005
May 7, 2003	Jim Pettit	25,000	$0.17	May 7, 2005
May 7, 2003	Janet Shung	13,588	$0.17	May 7, 2005
	TOTAL	151,838		

(c) During the quarter ended July 31, 2003, no share purchase warrants were issued.

3. **(a)** As at July 31, 2003, the share capital consisted of the following:

Authorized: 100,000,000 common shares with no par value

Issued and outstanding:

4,923,074	**$4,342,483**

(b) As at July 31, 2003, director and employee incentive stock options to purchase common shares consisted of the following:

# Shares	Exercise Price	Expiry Date
139,719	$0.12	September 24, 2003
20,000	$0.11	May 15, 2004
180,500	$0.21	February 4, 2005
151,838	$0.17	May 7, 2005
492,057		

As at July 31, 2003, the outstanding share purchase warrants consisted of the following:

# Warrants	Exercise Price	Expiry Date
350,000	$0.13	May 2, 2004
100,000	$0.13	May 24, 2004
1,000,000	$0.10	January 30, 2005
1,450,000		

(c) There were 7,407 common shares held in escrow at July 31, 2003.

(d) Directors as at July 31, 2003 were as follows:

Robert Paul
Jim Pettit
Don Huston

Officers as at July 31, 2003 were as follows:

Don Huston - President
Nancy Ackerfeldt - Secretary

Nature of Business

The Company is primarily a junior exploration company with no revenues from mineral producing operations. Activities include the process of exploring its mineral properties, reviewing and subsequently acquiring potential new mineral properties and conducting exploration programs to determine whether these properties contain ore reserves that are economically recoverable. Recoverability of the amounts shown for mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration of the property, and upon future profitable production.

Significant Events

Baird Township, Red Lake District, Kenora Mining Division of Ontario

The company announced on June 26, 2003 the results of its spring (2003) Baird drill program. Nine holes were drilled in the initial phase for a total of 3,068 meters (10,062 feet). This drill program was in collaboration with Skyharbour (operator) and Bayfield Ventures and Placer Dome (CLA) Ltd. (optionee). The program was designed to systematically section the property at 200-meter intervals and also to define the extent and character of previously identified gold mineralization, alteration, and structures. The drilling targeted a broad, known deformation zone interpreted from airborne geophysical data.

Skyharbour and Bayfield are very encouraged with the results received to date, which have confirmed the presence of gold mineralization within broad zones of quartz carbonate alteration. The quartz carbonate alteration system was significantly expanded by the Phase 1 drilling program. Gold values encountered in B03-9 were in an entirely new geological setting. This setting includes veins and veining in mafic / ultramafic flows and subvolcanics and is 400m west of any previously known gold values. The planar nature of gold bearing veins in this setting indicates a strong likelihood of lateral continuity.

This geological setting is interpreted as displaying many similarities to the known major gold deposits that have been developed in heart of the Red Lake gold belt. (Placer Dome's Campbell Mine and Goldcorp's Red Lake mine as examples). It is believed sufficient data was obtained from the current program to effectively target new and prospective settings for further drilling.

Placer Dome has provided the funding necessary for the drill program as part of an earn-in option agreement. (see news release March 21, 2003). Follow up exploration programs on the property will focus on further delineating the gold bearing zones and targeting higher-grade gold bearing shoots within these zones.

BAYFIELD VENTURES CORP.
MANAGEMENT DISCUSSION – SCHEDULE "C"
JULY 31, 2003

Results of Operation

For the nine months ended July 31, 2003, the Company had a net income of $983 and total expenses of $75,928 as compared to a net loss of $98,439 and total expenses of $111,447 for the nine months ended July 31, 2002. The $72,950 gain on disposition of a mineral property option in the current period resulted in the net income. Expenses decreased by $35,519 or approximately 31.9% in the current period as compared to the same period in the previous year. The Company received 100,000 shares and 335,000 shares from Skyharbour Resources Ltd. (SYH) at a deemed value of $10,000 and $60,300 respectively. 200,000 of the Skyharbour Resources Ltd. shares were sold to date resulting in net proceeds of $24,920 and a gain of $3,920 on the marketable securities.

Liquidity and Capital Resources

Working capital at July 31, 2003 was $47,493 compared to a working capital deficiency of ($63,345) at October 31, 2002. Cash at October 31, 2002 was $2,430. Cash in the amount of $113,975 was received from a private placement and the exercise of warrants, $24,920 from proceeds on the sale of 200,000 Skyharbour Resources Ltd. shares and $10,000 from the disposition of a mineral property option. As a result of expenditures incurred during the current period for general business expenses; $18,880 for acquisition costs relating to the Lac Letendre, Quebec property; $7,350 towards the Baird Township, Ontario acquisition costs and $64,322 to reduce accounts payable, the Company's cash position at July 31, 2003 was $1,227.

Investor Relations

The amounts in shareholders' communication and promotion are comprised of promotional expenses of the Company and do not relate to investor relation activities. The Directors and Officers of the Company participate in a limited investor relation program that is primarily informing shareholders of the activities of the Company. The Company has no arrangements for external promotional activities.

Subsequent Events

On September 17, 2003, Skyharbour Resources Ltd. ("Skyharbour") and Bayfield Ventures Corp. ("Bayfield") announced that a drill rig has now been moved back onto the jointly held Skyharbour (50%) / Bayfield (50%) "Baird Property". Placer Dome (CLA) Limited has an option to earn 51% of the Baird Property by spending $800,000 by Dec. 31, 2004. In the spring of 2003, Placer completed approximately 10,000 ft. of drilling and spent approximately $350,000. Placer and Skyharbour were very encouraged by the results obtained from this drill program and have approved a Fall 2003 drill program totaling 8,850 ft. to start immediately. The target of this drill program is a structural hinge area (fold) that was interpreted from the previous 2003 drill program. The target area is cut by several structures with associated alteration and gold values in ultramafic rock. The geologic setting is considered highly prospective and has positive trace element signatures. All work is carried out under the supervision of David Busch, a qualified person, under national policy 43-101.